September 29, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F St NE

Washington, D.C. 20549

Attention:	Li Xiao
Jeanne Baker
Deanna Virginio
Suzanne Hayes

Re:	Ventyx Biosciences, Inc.
Draft Registration Statement on Form S-1
Submitted August 20, 2021
CIK No. 0001851194

Ladies and Gentlemen:

On behalf of our client, Ventyx Biosciences, Inc. (“Ventyx” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 18, 2021, relating to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”).  The Company has revised the Draft Registration Statement in response to the Staff’s comments (the “Revised Registration Statement”) and we are concurrently submitting via EDGAR this letter and the Revised Registration Statement. For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of the Revised Registration Statement and a copy marked to show all changes to the Draft Registration Statement confidentially submitted on August 20, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.  Except for page references appearing in the headings and the Staff comments below (which are references to the original Registration Statement submitted on August 20, 2021), all page references herein correspond to the Revised Registration Statement.

Overview, page 1

1.

Please remove the references throughout your prospectus to potential "first-in-class" or "best-in-class" product candidates as these descriptions imply an expectation of regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing marketing approval.

In response to the Staff’s comment, the Company has revised the disclosures in the sections titled “Prospectus Summary” and “Business” of the Revised Registration Statement.

2.

We note your statements that VTX958 is a "potent" and "highly selective" tyrosine kinase type 2 inhibitor; that VTX958 has "leading selectivity profile and broad therapeutic window;" that VTX002 is a "potent" and "highly selective" sphingosine 1 phosphate receptor 1 modulator and "showed a robust, dose-dependent, steady-state reduction in ALC..."; that VTX958 has demonstrated a "wide

Securities and Exchange Commission

September 29, 2021

safety margin"; that you are pursuing a "promising therapeutic approach;" that you have developed a "potent" and "highly selective" NLRP3 inhibitor; that VTX2735 has demonstrated "potent NLRP3 inhibition;" that VTX2735 has demonstrated "potent in vivo pharmacodynamic activity," that "VTX2735 has a broad therapeutic window," and that you have a diversified pipeline of "promising product candidates." Please revise these and similar statements throughout your prospectus to eliminate conclusions or predictions that your product candidates are safe and effective, as determinations of safety and efficacy are solely within the authority of the FDA. You may provide an objective summary of the data that you used to draw these conclusions, and such discussion is more appropriate in the Business section where full and proper context can be provided.

In response to the Staff’s comment, the Company has revised the disclosures in the sections titled “Prospectus Summary” and “Business” of the Revised Registration Statement.

3.

We refer to the last two rows in your pipeline table. Please expand your disclosure in your Business section to provide a more fulsome discussion of these programs, including identifying the target and program for each product candidate as well as including a description of preclinical studies or other development activities conducted. Alternatively, please explain to us why these programs are sufficiently material to your business to warrant inclusion in your pipeline table.

In response to the Staff’s comment, the Company has revised the pipeline table on pages 1 and 98 of the Revised Registration Statement.  In addition, the Company has revised the disclosure on pages 2 and 99 of the Revised Registration Statement.

4.

Please revise your Summary to provide a brief description of your corporate organization and structure, including a discussion of your recent acquisitions of Oppilan Pharma Ltd. and Zomagen Biosciences Ltd.

In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Revised Registration Statement.

Our Competitive Strengths, page 2

5.

We note your statements that you believe your deep internal drug discovery and development expertise and that you are able to "mitigate some of the risks usually associated with new product development." Please revise these and similar statements throughout your prospectus to remove any implication that you will be successful in advancing your product candidate in a rapid or accelerated manner and/or mitigate risk of unsuccessful clinical trials, as such statements are speculative and suggest that investors are afforded protection from loss.

In response to the Staff’s comment, the Company has revised the disclosures in the sections titled “Prospectus Summary” and “Business” of the Revised Registration Statement.

Securities and Exchange Commission

September 29, 2021

6.	Please provide the basis for your statements that all of your product candidates target multi-billion-dollar commercial markets, which you believe, to date, are unsatisfied.

In response to the Staff’s comment, the Company has revised the disclosures in the sections titled “Prospectus Summary” and “Business” of the Revised Registration Statement.

Our Management Team, Executive Chair, Advisors and Investors, page 3

7.

Please limit the identification of investors in your summary and the discussion of "Our Management Team, Executive Chair, Advisors and Investors" beginning on page 100 to investors identified in your Principal Stockholders table on page 159. You may identify additional investors following the Principal Stockholders table with accompanying disclosure indicating any plans to update investors about any changes these entities make with respect to their investments in your company

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 101 of the Revised Registration Statement.

Prospectus Summary

Implications of Being an Emerging Growth Company and a Smaller Reporting Company, page 5

8.

Here and in a risk factor at page 68, you state you have elected to take advantage of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the JOBS Act. However, your disclosure on page 96 states that you have irrevocably elected not to avail yourselves of this exemption from new or revised accounting standards. Please correct these apparent inconsistencies. If you elect to opt out of these provisions, please indicate as such on the cover page

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Revised Registration Statement.

Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware and the federal district courts, page 67

9.	Please revise your risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

In response to the Staff’s comment, the Company has revised the disclosure on page 67 of the Revised Registration Statement.

Market, Industry, and Other Data, page 75

10.

Your statements that: (i) investors are cautioned not to give undue weight to third party estimates, (ii) you have not independently verified any third-party information, and (ii) such third party information is inherently imprecise may imply an inappropriate disclaimer of responsibility with

Securities and Exchange Commission

September 29, 2021

respect to the third party information. Please either delete these statements or specifically state that you are liable for such information.

In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Revised Registration Statement.

Dilution, page 80

11.	With reference to your historical financial statements, please address the appropriateness of your referenced $(87.3) historical net tangible book value (deficit) as of June 30, 2021.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Revised Registration Statement.

Research and Development Support Services with Bayside Pharma, LLC, page 87

12.	Please file your agreement with Bayside Pharma LLC as an exhibit to your registrations statement or provide us with your analysis supporting your determination that it is not required to be filed.

In response to the Staff’s comment, the Company has added the agreement with Bayside Pharma LLC as an exhibit to the Revised Registration Statement and has updated the exhibit index on page II-6 of the Revised Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations  Research and Development, page 89

13.

Please disclose the costs incurred during each period presented for each of your key research and development projects. If you do not track your research and development costs by project, please disclose that fact and explain why you do not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e. by nature or type of expense) which should reconcile to total research and development expense on the Consolidated Statements of Operations.

In response to the Staff’s comment, the Company has revised the disclosure on page 87 of the Revised Registration Statement.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation Expense, page 94

14.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering

Securities and Exchange Commission

September 29, 2021

price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation. Please discuss with the staff how to submit your response

The Company acknowledges the Staff’s comment and will supplementally provide the requested analysis to the Staff once the estimated offering price is determined.

Our Strategy, page 101

15.

We note your disclosure that "all of [y]our pipeline candidates have been internally discovered and developed." Please revise to clarify that you purchased all intellectual property related to inhibition of TYK2 from Vimalan Biosciences, that VTX002 was discovered and partially developed by Oppilan and VTX2735 discovered and partially developed by Zomagen prior to your acquisition of these companies

In response to the Staff’s comment, the Company has revised the disclosure on page 101 of the Revised Registration Statement.

Figure 2: Potential indications for TYK2-targeted molecules, page 103

16.

Please revise your disclosure to clarify the commercial opportunity for your product candidate related to the indication that you are currently pursuing. Indicate that the commercial opportunity with respect to the other indications will require additional clinical trials.

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Revised Registration Statement.

Rationale for Targeting TYK2, page 105

17.

We note that Table 1 on page 107 compares PASI scores from various clinical trials. To the extent the data in Table 1 on page 107 was not compiled based on head to head studies, please revise your disclosure to eliminate the comparison.

In response to the Staff’s comment, the Company has revised Table 1 and the accompanying disclosure on page 106 of the Revised Registration Statement.

Summary of VTX958 Preclinical Data, page 110

18.

Please revise your statement on page 110 that "VTX958 can be dosed safely across the expected therapeutic range in humans" and your disclosure on page 120 that VTX2735 had an "attractive in vivo/in vitro safety profile" to avoid the implication that your product candidate is safe, as that determination is solely within the authority of the FDA and comparable regulatory bodies. We will not object to statements that your product candidate was well-tolerated in pre-clinical studies.

In response to the Staff’s comment, the Company has revised the disclosure on pages 109 and 121 of the Revised Registration Statement.

Securities and Exchange Commission

September 29, 2021

Overview of the IBD Market Opportunity, page 111

19.

We note your disclosure that in 2020, the IBD market was approximately $14 billion in the U.S. and $20 billion globally, with the UC segment representing approximately $7 billion in 2020 sales. Please revise to clarify if these figures represent the market opportunity associated with patients that have moderate-to-severe disease, which appears to be the target population for VTX002. Please also clarify if the UC segment relates to the U.S. or global market.

In response to the Staff’s Comment, the Company revised the disclosure on page 110 of the Revised Registration Statement.  The Company respectfully informs the Staff that it is not able to obtain separate data regarding the market opportunity with patients that have moderate-to-severe disease, but has added clarifying disclosure that the approved drugs referenced in the Revised Registration Statement on page 110 have been approved for moderate-to-severe disease.

Intellectual Property, page 123

20.	Please revise to specify the jurisdictions associated with your foreign patent and patent applications for each product candidate.

In response to the Staff’s comment, the Company has revised the disclosure on page 124 of the Revised Registration Statement.

Management, page 136

21.

We note your disclosure that in addition to Ventyx, your founder and CEO, Raju Mohan, is also the founder of multiple start-up biopharmaceutical companies. Based on each company's website, it appears that Mr. Mohan is also a Partner and Senior Advisor at New Science Ventures and that Messrs. Mohan, Krueger and Nuss serve as officers of Escalier Biosciences. Accordingly, please disclose these positions in the applicable descriptions of these individuals' business backgrounds as required by Item 401(e) of Regulation S-K. Additionally, clarify the amount of time that your executive officers expect to devote to Ventyx Biosciences and consider including risk factor disclosure that addresses limitations on the time and attention each officer is able to devote to the company and possible conflicts of interest faced by your officers as a result of their outside activities, in each case to the extent they pose significant risks to the Company.

In response to the Staff’s comment, the Company has revised the disclosure on pages 137 and 138 of the Revised Registration Statement.

Certain Relationships and Related Party Transactions, page 155

22.

Please revise your disclosure to provide the information required under Item 404(a) of Regulation S-K with respect to each of the Vimalan Asset Purchase Agreement, Kalika Employment Arrangement, Oppilan Share Acquisition Agreement and Zomagen Share Acquisition Agreement. For example, please disclose the approximate dollar value of the amount involved in each

Securities and Exchange Commission

September 29, 2021

transaction. Please also file the Oppilan Pharma and Zomagen Biosciences purchase agreements as exhibits to your registration statement. Alternatively, please explain to us why such disclosure is not required.

In response to the Staff’s comment, the Company has revised the disclosure on pages 159 and 160 of the Revised Registration Statement.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws, page 163

23.	Please revise to clarify whether your exclusive forum provision applies to actions arising under the Exchange Act.

In response to the Staff’s comment, the Company has revised the disclosure on page 169 of the Revised Registration Statement.

Consolidated Financial Statements of Ventyx Biosciences, Inc.

Note 5. Acquisitions, page F-20

24.

Please break out the material components of the net assets (liabilities) acquired. Also, although we note that the Company is still finalizing the allocation of the purchase price, please expand your disclosures to address whether you may recognize additional identifiable assets acquired or liabilities assumed such as patents, contracts that are not at market, assembled workforce, etc. or any other incremental information that would enable users of your financial statements to evaluate the nature and financial effect of your acquisitions as required by ASC 805-10-50-1, including your determination to account these acquisitions as asset acquisition.

In response to the Staff’s Comment, the Company has revised the disclosure with respect to the material components of the net assets (liabilities) acquired in Note 5 on pages F-20, F-21 and F-22 to the Revised Registration Statement. In addition, the Company respectfully advises the Staff that that the allocation of purchase price is open with respect to income taxes and that the disclosure in Note 5 has been revised to include the remaining open items and to address the Company’s expectations that there will be no additional identifiable assets acquired or liabilities assumed that would impact the determination to account for these acquisitions as asset acquisitions in connection with the finalization of the purchase price allocation.

25.

Please disclose the fair value of your common stock, Series A-1 preferred stock and options to purchase shares of Ventyx common stock. With reference to the specific terms of each security, explain why, as disclosed on page F-93, you have valued both your common stock and Series A-1 at $.32 per share.

In response to the Staff’s Comment, the Company has revised the disclosure within Note 5 to reflect the fair value of the common stock, Series A-1 preferred stock and options to purchase shares of Ventyx common stock in Note 5 on page F-93 to the Revised Registration Statement. The Company

Securities and Exchange Commission

September 29, 2021

respectfully advises the staff that the Company has determined that the fair value of Series A-1 preferred stock is consistent with the common stock value because they have similar rights and preferences, including the fact that neither security has a preference in liquidation.

Unaudited Pro Forma Condensed Combined Financial Information

Note 4. Transaction Accounting Adjustments, page F-94

26.

We note that you identify pro forma adjustments C, D, G, H and I as nonrecurring items. Please explain to us why these adjustments are appropriate and meet the requirements for pro forma presentation under Article 11 of Regulation S-X, as amended by SEC Release No. 33-10786. In this regard, we note that these expenses are included in your underlying historical financial statements and do not appear to be directly affected by the Acquisition. Address this comment as it relates to adjustments E and J. Please advise or revise your pro forma financial information accordingly.

In response to the Staff’s Comment, the Company has updated the pro forma disclosures on pages F-94 to the Revised Registration Statement to clarify that certain pro forma adjustments were directly related to the acquisitions which are assumed to have occurred as of January 1, 2020, and as such, these adjustments are deemed to be appropriate and meet the requirements for pro forma presentation under Article 11 of Regulation S-X, as amended by SEC Release No. 33-10786. The Company respectfully advises the Staff that it has reached this determination because the impact of the change in fair value of certain financial instruments (related party notes, 2020 bridge loan notes, SAFE and convertible promissory notes) which we have included in our underlying historical financial statements, were required to be converted or exchanged in connection with  the transactions.  As a result, these transaction related items have been included as adjustments in our pro forma financial statements.

Additionally, the Company respectfully advises the Staff that, upon further review and consideration of the pro forma adjustments, the original adjustment H related to the Series A tranche liability was removed, as management determined that the change in fair value of Series A tranche liability, while non-recurring, was not related to the acquisitions. Additionally, the pro forma table was updated for the interest expense adjustments E and J that were inadvertently omitted in the prior version on pages F-90 and F-91 to the Revised Registration Statement.

General

27.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications

Under separate cover, the Company will provide the Staff on a supplemental basis with a copy of the corporate presentation slide deck that has been visually presented, but not distributed, to potential qualifying investors in “testing the waters” meetings in reliance on Section 5(d) of the Securities Act

Securities and Exchange Commission

September 29, 2021

of 1933, as amended. The Company respectfully requests that the Staff destroy such materials upon completion of its review. To the extent that any written communications may in the future be presented to additional potential investors, the Company will provide the Staff with copies of any such written communications.

* * *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 350-2308 or Robert Wernli at (858) 350-2273.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/Martin J. Waters
Martin J. Waters

cc:

Raju Mohan, Ventyx Biosciences, Inc.

Christopher Krueger, Ventyx Biosciences, Inc.

Martin Auster, Ventyx Biosciences, Inc.

Robert L. Wernli, Jr., Wilson Sonsini Goodrich & Rosati, P.C.

Jason Skolnik, Wilson Sonsini Goodrich & Rosati, P.C.

Charles S. Kim, Cooley LLP

Kristin Vanderpas, Cooley LLP

Dave Peinsipp, Cooley LLP

Tim Holl, Ernst & Young LLP